EXHIBIT 12
Regions Financial Corporation
Computation of Ratio of Earnings to Fixed Charges
(from continuing operations)
(Unaudited)

	2014	2013	2012	2011	2010
	(Dollars in millions)
Excluding Interest on Deposits
Income (loss) from continuing operations before income taxes	$1,599	$1,587	$1,661	$161	$(844)
Fixed charges excluding preferred stock dividends and accretion	261	304	373	425	550
Income (loss) for computation excluding interest on deposits	1,860	1,891	2,034	586	(294)
Interest expense excluding interest on deposits	204	249	319	370	493
One-third of rent expense	57	55	54	55	57
Preferred stock dividends and accretion	52	32	129	214	224
Fixed charges including preferred stock dividends and accretion	313	336	502	639	774
Ratio of earnings to fixed charges, excluding interest on deposits	5.95x	5.63x	4.05x	0.92x	(0.38)x
Including Interest on Deposits
Income (loss) from continuing operations before income taxes	$1,599	$1,587	$1,661	$161	$(844)
Fixed charges excluding preferred stock dividends and accretion	366	439	657	897	1,305
Income for computation including interest on deposits	1,965	2,026	2,318	1,058	461
Interest expense including interest on deposits	309	384	603	842	1,248
One-third of rent expense	57	55	54	55	57
Preferred stock dividends and accretion	52	32	129	214	224
Fixed charges including preferred stock dividends and accretion	418	471	786	1,111	1,529
Ratio of earnings to fixed charges, including interest on deposits	4.70x	4.30x	2.95x	0.95x	0.30x